UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Quarterly Report - First Quarter 2006

SIGNATURES

Quarterly Report
First Quarter 2006

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
__________________________________________________________________________________

Date of issue: May 3, 2006
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.
Registered Office: Via Nizza 250, Turin
Paid-in capital: 6,377,257,130 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

BOARD OF DIRECTORS AND CONTROL BODIES

Board of Directors

Chairman	Luca Cordero di Montezemolo (3)

Vice Chairman	John Elkann (1) (3)

Chief Executive Officer	Sergio Marchionne (3)

Directors	Andrea Agnelli
Angelo Benessia (2)
Tiberto Brandolini d’Adda
Flavio Cotti (1)
Luca Garavoglia (1)
Gian Maria Gros-Pietro (1)
Hermann-Josef Lamberti (2)
Vittorio Mincato (3)
Virgilio Marrone
Pasquale Pistorio (3)
Daniel John Winteler (1)
Mario Zibetti (2)

Secretary of the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
(3) Member of the Strategic Committee

Board of Statutory Auditors

Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino

Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli

External Auditors	Deloitte & Touche S.p.A.

Main operating data of the Fiat Group
	1st Quarter 2006	1st Quarter 2005
(in millions of euros)

Net revenues	12,556	10,755
Trading profit	323	47
Operating result	323	729
Income before taxes	232	561
Net income before minority interest	151	293
Group interest in net income	138	295

Earnings per share (ordinary, preference, and savings) (in euros) (1)	0.109	0.301
Diluted earnings per share (ordinary, preference, and savings) (in euros) (1)	0.109	0.270
(1)  There is no difference between earnings per share and diluted earnings per share for the first quarter of 2006, as the warrants in circulation and the stock option plans do not have dilutive effects.
In determining diluted earnings per share for the first quarter of 2005, the potential dilutive effects of the Mandatory Convertible Facility were taken into account.

Main balance sheet data of the Fiat Group
	At 03.31.2006	At 12.31.2005
(in millions of euros)

Total assets	64,555	62,454
Net debt	17,809	18,523
of which: Net industrial debt	2,926	3,219
Stockholders’ equity before minority interest	9,530	9,413
Group interest in stockholders’ equity	8,785	8,681

Employees at year-end (number)	173,771	173,695

OVERVIEW

Highlights of the Group’s performance in the first quarter of 2006

Fiat Group had revenues of 12.6 billion euros in the first quarter of 2006. The 16.7% increase in revenues from the same period in 2005 was supported by the sharp rise in the Automobiles business area, as the success of new models led to an increase in sales volume.
Increases at CNH, Iveco and the Components and Production Systems business area contributed to the improvement. Effective January 1, 2006 the Components and Production Systems business area includes Fiat Powertrain Technologies, the Sector that comprises the passenger vehicles engine and transmission activities - over which Fiat regained control in May 2005 following termination of the Master Agreement with General Motors - as well as the industrial powertrain activities that were included in the Iveco Sector until December 31, 2005.

Trading profit was 323 million euros, compared with 47 million euros in the first quarter of 2005. The most significant improvement was recorded in the Automobiles business area, and more specifically at Fiat Auto which grew by 186 million euros to 57 million euros, against a loss of 129 million euros in the first quarter of 2005. All the principal Sectors also contributed to the improvement.

In the first quarter of 2006, the Group’s operating income was equal to the Group’s trading profit. In the first quarter of 2005 operating income was 729 million euros, but included 715 million euros related to that quarter’s allocation of the General Motors indemnity, restructuring costs and other minor unusual expenses for 33 million euros. If these items are excluded, the increase from the first quarter of 2005 is due to the improved trading profit.

Net income before minority interest for the quarter was 151 million euros, compared with 293 million euros in the same period of 2005. Excluding income from the General Motors settlement and other unusual items, the Group would have posted a net loss of 212 million euros in the first quarter of 2005. On a like for like basis, net income in the first quarter of 2006 improved by 363 million euros.

Net industrial debt (2.9 billion euros) decreased during the quarter by 293 million euros, mainly due to positive operating performance. At the end of the quarter, the Group’s net industrial debt to stockholders’ equity ratio was 0.31 (0.34 at December 31, 2005).

The Group’s cash position at March 31, 2006 was 8.8 billion euros, up from 7.0 billion euros at December 31, 2005, following a 1 billion euro Fiat bond issue and a 500 million dollar CNH bond issue, for a total of 1.4 billion euros.

Significant events occurring since the end of the quarter and outlook for 2006

In April Fiat Powertrain Technologies signed an Agreement with Beijing Public Transport Company for the supply of 1,000 natural gas engines. This supply of natural gas-powered heavy engines is the largest ever made by the Fiat Group and one of the most important in the world. These engines, manufactured at the FPT facility in Turin, will equip locally manufactured buses which will be circulating in the Chinese capital in the next months.

* * * * * * *

The positive results of the first quarter confirm the Group’s commitment to the achievement of its 2006 and 2007 objectives, and the re-establishment of Fiat Group as a strong industrial concern.

The first step that had to be taken was the successful resolution of all pending strategic and financial issues. Concurrently, intense work over the past two years enabled the Company to streamline and strengthen its structure, rationalise its activities, and reorient the organisation towards products and customers. With its renewed commitment to automobiles, engines, and technology, the Company has set in motion a chain of sequential improvements, with each new quarter improving on the prior one.

Fiat is thus committed to consolidating its successes, gradually reinforcing its positions. In the first three months of the year, Fiat Auto managed to out-perform the market both in Italy and in Europe. In so doing, Fiat Auto confirmed that it is on track to achieve all its previously stated targets for improvement of volumes, market share, and profitability in 2006. Furthermore, these achievements have enabled Fiat Auto to raise its European market share target for 2006 from 7.2% to 8.0% and to confirm its confidence in reaching the upper end of its trading profit forecast range at € 200 million.

CNH also expects to perform well, in line with its commitment to exploit the commercial advantages coming from the recent reorganisation of its brands and to complete its efficiency improvement program. Iveco is expected to improve slightly its market share, relying on product and technological innovation: from the advanced Euro 4 and Euro 5 engines that were recently presented to the market, to the new Daily, whose roll-out is imminent.

Fiat confirms the stated targets for the Group in 2006: positive operating cash flow, trading profit between € 1.6 and € 1.8 billion, and net income of more than € 700 million. It expects to achieve its stated trading margin targets for all businesses.

OPERATING PERFORMANCE OF THE GROUP

	1st Quarter	1st Quarter
(in millions of euros)	2006	2005
Net revenues	12,556	10,755
Trading profit	323	47
Operating result	323	729
Income before taxes	232	561
Net income before minority interest	151	293

From January 1, 2006 the Fiat Powertrain Technologies Sector is no longer included in the Automobiles business area since it no longer comprises only the passenger vehicles engine and transmission activities - over which Fiat regained control in May 2005 following termination of the Master Agreement with General Motors - but also the industrial powertrain activities that were included in the Iveco Sector until December 31, 2005.
In accordance with IAS 14 - Segment Reporting, the figures for 2005 were consequently reclassified, assigning the former Iveco powertrain activities to Fiat Powertrain Technologies (FPT). Therefore, the first quarter 2005 figures refer to the latter, while the Iveco Sector no longer includes the powertrain activities.
Starting January 1, 2006, the Fiat Powertrain Technologies Sector is included in the Components and Production Systems business area and therefore, from the same date, the Automobiles business area is comprised of Fiat Auto (Fiat, Alfa Romeo, Lancia and Fiat Light Commercial Vehicle brands), Maserati and Ferrari.

Operating performance of the Fiat Group in the first quarter of 2006

Net revenues

	1st Quarter
(in millions of euros)	2006	2005	% change
Automobiles (Fiat Auto, Maserati, Ferrari)	6,139	4,981	23.2%
Agricultural and Construction Equipment (CNH)	2,652	2,333	13.7%
Trucks and Commercial Vehicles (Iveco)	2,071	1,972	5.0%
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	3,204	2,132	n.s.
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	372	386	-3.6%
Eliminations	(1,882)	(1,049)	-
Total for the Group	12,556	10,755	16.7%

In the first quarter of 2006, the Group had net revenues of 12,556 million euros, up 16.7% from the first quarter of 2005. The increase was driven by strong sales in the Automobiles business area and the positive performances recorded by the other business areas, with the sole exception of the Other Businesses.

With revenues of 6,139 million euros, the Automobiles business area grew by 23.2% from the first quarter of 2005. This reflected the outstanding sales volume of Fiat Auto which, with revenues of 5,718 million euros, grew by 23.7% from the first quarter of 2005. Ferrari revenues also grew (+27.3%), while Maserati showed a 6.2% decrease.

During the first quarter of 2006, CNH revenues totalled 2,652 million euros. The increase (+13.7%) from the first quarter of 2005 is due to the trend of average exchange rates and higher sales of construction equipment.

Iveco revenues totalled 2,071 million euros, up 5% over the first quarter of 2005, as a result of the favourable effect of a better mix and higher sales volume.

As previously mentioned, the Components and Production Systems business area includes the revenues of Fiat Powertrain Technologies, which increased from 653 million euros in the first quarter of 2005 - referring to the powertrain activities previously consolidated in the Iveco Sector - to 1,578 million euros in the first quarter of 2006. The latter include, in addition to the revenues of the mentioned activities, the revenues of the passenger vehicles powertrain activities transferred to it in May 2005 following termination of the Master Agreement with General Motors. Part of the Sector’s output is sold to other Group Sectors, while sales to third parties and joint ventures represented 26% of revenues in the first quarter of 2006. In the first quarter of 2006, overall revenues of the business area reached 3,204 million euros, for an increase, on a comparable basis, of 12% over the first quarter of 2005. The gain is in part attributable to higher revenues at Magneti Marelli (+23.8%), Teksid (+9.7%) and Fiat Powertrain Technologies (+6.1% on a comparable basis) partially offset by a reduction at Comau (-3.2%).

Trading profit

	1st Quarter
(in millions of euros)	2006	2005	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	49	(166)	215
Agricultural and Construction Equipment (CNH)	137	124	13
Trucks and Commercial Vehicles (Iveco)	70	48	22
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	82	46	36
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(15)	(5)	-10
Total for the Group	323	47	276

In the first quarter of 2006, trading profit amounted to 323 million euros, up from 47 million euros in the first quarter of 2005. The most significant improvement was recorded in the Automobiles business area, and more specifically by Fiat Auto, which reported a trading profit of 57 million euros against a loss of 129 million euros in the first three months of 2005. Positive performances were also posted by CNH, Iveco and the Components and Production Systems business area, which was also positively impacted by the different scope of consolidation of Fiat Powertrain Technologies. Other Businesses reported 10 million euros in higher losses.

Operating result

Operating result was positive by 323 million euros in the first quarter of 2006, against an operating income of 729 million euros in the first quarter of 2005, which included 715 million euros related to that quarter’s allocation of the General Motors indemnity. Excluding the impact of this item, lower restructuring costs for 29 million euros and other minor unusual items, operating income would show an improvement of 276 million euros, reflecting the increase in trading profit.

Net gains on sales of equity investments amounted to 2 million euros in the first quarter of 2006 and referred to sales of minor equity investments (net losses of 1 million euros in the first three months of 2005).

In the first quarter of 2006, restructuring costs totalled 3 million euros and related to CNH. In the first three months of 2005, restructuring costs totalled 32 million euros and were posted mainly at Fiat Auto for the restructuring of the Fiat-GM Powertrain joint venture.

In the first quarter of 2006, other unusual income totalled 1 million euros. In the first quarter of 2005, 715 million euros in unusual income was recognised following the settlement with General Motors. The portion of the income recognised in the first quarter was pro-rated to the proceeds received during the period, i.e. 1 billion euros out of an agreed total of 1,550 million euros. The balance, 419 million euros, was recognised in the second quarter of 2005.

Net income

Net financial expenses totalled 135 million euros in the first quarter of 2006, compared with net expenses of 199 million euros in the same period of 2005. The improvement from the same period of 2005 mainly reflects the lower net debt of Group Industrial Activities (partly in consequence of the conversion of the Mandatory Convertible Facility and completion of the Italenergia Bis transaction). The financial component of costs for pension plans and other employee benefits totalled 40 million euros in the first quarter of 2006, compared with 31 million euros in the same period of 2005.

Investment income totalled 44 million euros in the first quarter of 2006, up from the 31 million euros reported in the first quarter of 2005. This was principally due to the release of provisions for an investment in China following elimination of the relative risk.
Income before taxes totalled 232 millions euros in the first quarter of 2006, against an income of 561 million euros in the same period a year ago. Excluding unusual items, income before taxes improved by 353 million euros and is attributable to the higher operating result (+276 million euros), lower net financial expenses for 64 million euros and higher income from equity investments for 13 million euros.

Income taxes totalled 81 millions euros in the first quarter of 2006, 38 million euros of which for IRAP. In the first quarter of 2005, income taxes totalled 268 million euros, including the realisation of 177 million euros in deferred tax assets recognised at December 31, 2004 by Fiat S.p.A., related to the income generated by the termination of the Master Agreement with General Motors. IRAP totalled 23 million euros and the remaining 68 million euros reflected current and deferred income tax charges, referring principally to subsidiaries based outside of Italy.

Net income before minority interest was 151 million euros in the first quarter of 2006, against an income of 293 million euros in the same period of 2005.

Group interest in net income amounted to 138 million euros in the first quarter of 2006, against an income of 295 million euros in the same period of 2005.

OPERATING PERFORMANCE BY BUSINESS AREA

Automobiles

Net revenues
	1st Quarter
(in millions of euros)	2006	2005	% change
Fiat Auto	5,718	4,623	23.7%
Maserati	121	129	-6.2%
Ferrari	317	249	27.3%
Eliminations	(17)	(20)	-
Total	6,139	4,981	23.2%

Trading profit
	1st Quarter
(in millions of euros)	2006	2005	Change
Fiat Auto	57	(129)	186
Maserati	(19)	(29)	10
Ferrari	11	(8)	19
Total	49	(166)	215

Fiat Auto
Fiat Auto closed the first quarter of 2006 with revenues of 5,718 million euros, an increase of 23.7% over the 4,623 million euros of the first three months of 2005.
The quarter was characterised by the success of the new models that took concrete shape in a significant increase in volumes. Revenues also benefited from the positive impact of exchange rates.

In the quarter, the Western European market for automobiles posted an increase of 3.3% with respect to the first quarter of 2005. Among leading European countries, increases were recorded in Italy (approximately +9%), Germany (approximately +6%) and Spain (approximately +3%); sales were stable in France but decreased in Great Britain (-4.6%).

Outside Western Europe, the Polish market for automobiles continued to perform poorly, declining by 14.7%, while the strong economic expansion of the Brazilian market drove the increase in sales, which rose by 14.0%.

The Western European market for light commercial vehicles increased by 7.4% with respect to the first three months of 2005, with growth being recorded in all the principal countries.

In the first quarter of 2006, Fiat Auto delivered a total of approximately 485,000 units, an increase of 15.8% over the first quarter of 2005. A total of 333,000 units were delivered in Western Europe, 16.8% more than in the corresponding period of 2005. The brilliant performance of new models enabled the Sector to outperform the favourable trend of the European market, posting remarkable results in almost all the principal European markets. Revenues increased by 20.7% in Italy, 26.9% in Germany, 8.1% in France and 7.8% in Great Britain; the 5.2% decline recorded in Spain represented the only exception. Fiat Auto’s share of the automobile market in Italy grew to 30.7%, with an increase of 2.4 percentage points over the corresponding quarter of 2005. A positive trend was recorded in Western Europe as a whole, where the Sector’s market share increased by 1 percentage point to 8%.

In Brazil, market expansion (+14%) positively influenced shipments which posted an overall increase of 12.5%; the Sector’s share of the automobile market increased by 0.3 percentage points to 23.8%. In Poland, Fiat Auto’s market share held steady at approximately 11%.

As regards light commercial vehicles alone, a total of approximately 73,000 units were delivered, an increase of 6.6% over the corresponding period of 2005. In Western Europe, shipments were up 6.9% to approximately 49,000 units. The Sector’s share of the market for light commercial vehicles increased by 2.7 percentage points to 44.0%, while in Western Europe it held steady at 10.0%.

Fiat Auto had a trading profit of 57 million euros in the first quarter of 2006, reflecting a major improvement from the trading loss of 129 million euros reported in the first quarter of 2005. The change is mainly attributable to higher sales volume, improved product mix thanks to the new models, improved absorption of fixed production costs, and containment of governance costs, partially compensated by higher advertising costs related to new model launches.

Maserati

Maserati had revenues of 121 million euros in the first quarter of 2006, for a decline of 6.2% over the corresponding period of 2005, which had benefited from the sales of the special MC 12 series, which is no longer being sold in 2006. The strong performance of the Quattroporte was not sufficient to offset the impact of this change and lower sales of the Coupé and Spyder, which are awaiting the introduction of new models in 2007.

In the first quarter Maserati delivered 1,332 cars to the network, a decrease of 4.3% compared with the 1,392 cars delivered in 2005.

In the first quarter of 2006 Maserati had a trading loss of 19 million euros. The improvement with respect to the trading loss of 29 million euros of the first quarter of 2005 was mainly due to cost efficiency gains that offset the contraction in volume.

Ferrari

Ferrari recorded revenues of 317 million euros in the first quarter of 2006, or 27.3% more than in the corresponding period of 2005 mainly due to sales of the coupe, spider and challenge versions of the F430.

A total of 1,365 units were delivered to end customers, a gain of 15% over the first quarter of 2005. This increase confirms the public’s appreciation of the current product line.
Shipments to the sales network reached 1,266 units, 19.7% more than in the first quarter of 2005.

Ferrari closed the first quarter of 2006 with a trading profit of 11 million euros, an improvement with respect to the trading loss of 8 million euros recorded in the corresponding period of 2005. This positive performance is mainly attributable to an increase in volumes and efficiency gains which amply offset higher R&D costs.

Agricultural and Construction Equipment

	1st Quarter
(in millions of euros)	2006	2005
Net revenues	2,652	2,333
% change	13.7%
Trading profit	137	124
Change	13

CNH revenues in the first quarter of 2006 amounted to 2,652 million euros, an increase of 13.7% over the first quarter of 2005, in part connected to the positive translation impact of the dollar/euro exchange rate. At the same exchange rates the increase would have been 6%. This increase is due to the combined effect of significantly higher sales of construction equipment across all regions and higher prices in both the agricultural and construction equipment segments.

The global market for agricultural equipment increased by 13% over the first quarter of 2005, and in this context sales of CNH products to end customers increased by 11%. Demand rose by 4% in North America due to higher sales of tractors and combine harvesters. In Latin America the market contracted significantly, with a pronounced decline recorded for combines and for tractors. The market for combine harvesters was down in Western Europe while it increased slightly for tractors. In the first quarter of 2006 CNH sales to its dealer network declined slightly with respect to the first three months of 2005. Tractor sales decreased slightly (-1%) as the declines reported in Western Europe, Latin America and North America, combined with de-stocking efforts, were partly offset by the positive performances of rest of the world countries. Sales of combine harvesters to the network (-12%) were negatively impacted by the sharp declines reported in Latin America and in Western Europe which were only partially offset by gains in North America and rest of the world countries.

The global construction equipment market grew by 12% in comparison with the first quarter of 2005. Demand for light equipment grew significantly in all geographic regions. Demand for heavy equipment increased very strongly in the Americas, while it contracted in Western Europe. In the first quarter of 2006, CNH sales volume to the network increased by 9% over the first quarter of 2005. Sales of light equipment to the network increased in Latin America and rest of the world countries. Sales of heavy equipment increased across all regions.

CNH closed the first quarter of 2006 with a trading profit of 137 million euros, an increase of 124 million euros from the first quarter of 2005, which included a one time reduction in health care costs of 24 million euros. The increase in volumes and positive mix in the construction equipment segment, better prices, and production cost efficiency gains amply compensated for higher costs connected with product quality improvements and brand enhancement measures.

Trucks and Commercial Vehicles

	1st Quarter
(in millions of euros)	2006	2005
Net revenues	2,071	1,972
% change	5.0%
Trading profit	70	48
Change	22

As previously mentioned, the Iveco Sector figures for both periods are shown excluding the powertrain activities, which were included in the Fiat Powertrain Technologies Sector effective January 1, 2006.

Iveco closed the first quarter of 2006 with revenues of 2,071 million euros, posting a gain of 5% with respect to the corresponding period of 2005, made possible by higher sales volume, the favourable effect of market/product mix and better pricing.

Western European demand for commercial vehicles (curb weight > 2.8 tons) increased by 5.2% compared with the first quarter of 2005. The largest gains were recorded in the light vehicles segment (+7.2%), followed by the good performance of medium vehicles, while the market for heavy vehicles declined slightly. Demand rose in all the principal European countries, with significant increases recorded in Germany (+6.3%) and Great Britain (+8.4%) and more modest growth reported in Italy (+2.8%), France and Spain. Demand for buses in the five key Western European markets held relatively steady (+1%) with respect to the first quarter of 2005.

Iveco delivered a total of 42,000 vehicles in the first three months of 2006, 3,000 of which sold with buy back commitments, posting an increase of 1.6% over the corresponding period of 2005. A total of 33,400 vehicles were delivered in Western Europe, 3.4% more than in the first quarter of 2005. At the individual country level, increases were recorded in Germany (+9.2%), Great Britain (+3.9%) and Spain (+11.4%) while declines were posted in Italy (-3.7% due to a decrease in sales of light and medium vehicles) and in France (-3.8% due to a decrease in sales of medium and heavy vehicles). Revenues were down in the principal regions where the Sector operates outside of Western Europe.

Its market share in Western Europe, 10.2%, decreased (-0.6 percentage points) from the first quarter of 2005. This change stemmed from the decrease in the share of light-range vehicles, which partly reflected expectations for introduction of the new Daily, partially offset by gains in market share by medium and heavy-range vehicles. At the national level, market share contracted on the Sector’s principal European markets, with the exception of Germany.

In the first quarter of 2006, Iveco had a trading profit of 70 million euros, a gain of 22 million euros over the first quarter of 2005. This positive performance is mainly attributable to an increase in volumes, the favourable market/product mix, improved prices and efficiencies realised on materials and on production costs.

Components and Production Systems

Net revenues
	1st Quarter
(in millions of euros)	2006	2005	% change
Fiat Powertrain Technologies (FPT)	1,578	653	n.s.
Components (Magneti Marelli)	1,196	966	23.8%
Metallurgical Products (Teksid)	260	237	9.7%
Production Systems (Comau)	306	316	-3.2%
Eliminations	(136)	(40)	-
Total	3,204	2,132	n.s.

Trading profit

	1st Quarter
(in millions of euros)	2006	2005	Change
Fiat Powertrain Technologies (FPT)	34	17	17
Components (Magneti Marelli)	42	33	9
Metallurgical Products (Teksid)	12	5	7
Production Systems (Comau)	(6)	(9)	3
Total	82	46	36

Fiat Powertrain Technologies

Fiat Powertrain Technologies had 1,578 million euros in revenues in the first quarter of 2006, including the automotive (Passenger and Commercial Vehicles) powertrain activities that were transferred to it starting in May 2005, following termination of the Master Agreement with General Motors, and the powertrain activities that were previously part of the Iveco Sector (Industrial and Marine Business Units). The revenues of the former Iveco powertrain activities, totalling 653 million euros in the first quarter of 2005, were consequently reclassified for 2005 as well. Most of Sector output was sold to other Group Sectors, while sales to others and to joint ventures represented 26% of revenues in the first quarter of 2006.
Passenger and Commercial Vehicles revenues totalled 885 million euros in the first quarter 2006, with 77% of production being earmarked for Group Sectors, while the remaining 23% is principally represented by the sale of diesel engines to General Motors. During the quarter, a total of 607,000 engines were sold, including 118,000 to General Motors, and 433,000 transmissions.
Industrial and Marine revenues totalled 693 million euros in the first quarter 2006, up 6.1% from the first quarter of 2005, and were generated both by sales to the Fiat Group and to others. A total of 118,000 engines were sold, up 5.5%, principally to Iveco (44%), CNH (18%), and Sevel, the joint venture between Fiat Auto and the PSA Group (28%).

Its trading profit for the first quarter was 34 million euros, compared with 17 million euros in the first quarter of 2005, which referred only to the Industrial and Marine activities. The change reflects not only the consolidation of the Passenger and Commercial Vehicles activities, which reported a trading profit of 9 million euros, but also the improved result of the Industrial and Marine activities compared with the first quarter of 2005, which benefited from the positive volume effect and significant efficiencies in purchasing and manufacturing.

Magneti Marelli

With revenues of 1,196 million euros in the first quarter of 2006, Magneti Marelli posted an increase of 23.8% over the first quarter of 2005.
Excluding exchange rate effects, revenues increased by approximately 19% in part due to the good performance of sales of Fiat models, with gains being recorded across all the business units.
Lighting activity revenues rose on almost all markets, due to higher numbers of orders and the greater impact of advanced technology products, which have a higher unit value. The increase reported for the Engine Control Business Unit stemmed from higher sales of Fiat models with Multijet engines. The Electronic Systems Business Unit reported higher sales volumes to other customers.

Magneti Marelli had a trading profit of 42 million euros in the first quarter of 2006. The 9 million euro increase over the first quarter of 2005 is mainly attributable to the positive impact of sales volumes and the streamlining of the cost structure, which offset competitive price pressures.

Teksid

Teksid recorded revenues of 260 million euros in the first quarter of 2006, for an increase of 9.7% over the first three months of last year. The sale of a French subsidiary that is part of the Cast Iron Business Unit is nearing completion. Thus, its assets and liabilities were reclassified and deconsolidated effective January 1, 2006. Excluding the impact of this deconsolidation, the increase for the year was 22%, mainly due to higher volumes at the Cast Iron Business Unit and the positive impact of currency translation rates.

The Cast-Iron Business Unit posted an increase in volumes (+12.2% on a comparable scope of operations) mainly due to sales in Europe and Brazil. The Magnesium Business Unit instead reported a contraction in activity. Its sales volumes contracted by 5.4%, due to a slowdown in demand by car makers in North America, particularly for SUVs.

In the first quarter of 2006 Teksid posted a trading profit of 12 million euros, against a trading profit of 5 million euros in the first three months of 2005.

Comau
In the first quarter of 2006, Comau recorded revenues of 306 million euros, down 3.2% over the corresponding period of 2005. Excluding the sale of a minor activity (Painting Systems) in 2005 and the positive impact of foreign currency translation differences, revenues would have been substantially in line with those of the first quarter of 2005.

The low level of investments made by car makers impacted order intake during the period, which totalled 391 million euros, down 9.9% from the first quarter of 2005 on a comparable scope of consolidation, in spite of a significant increase in orders reported by Service activities.
Outstanding contract work totalled 681 million euros at March 31, 2006 (-4.5% from December 31, 2005).

During the first quarter, a period usually impacted by an unfavourable seasonality, Comau reported a trading loss of 6 million euros, somewhat less than the 9 million euro trading loss reported in the same period of 2005. The change stemmed from improvements both in contract work and Service operations.

Other Businesses

Net revenues

	1st Quarter
(in millions of euros)	2006	2005	% change
Services (Business Solutions)	138	171	-19.3%
Publishing and Communications (Itedi)	94	93	1.1%
Holding companies and Other companies	140	122	14.8%
Total	372	386	-3.6%

Trading profit

	1st Quarter
(in millions of euros)	2006	2005	Change
Services (Business Solutions)	4	2	2
Publishing and Communications (Itedi)	-	5	-5
Holding companies and Other companies	(19)	(12)	-7
Total	(15)	(5)	-10

Business Solutions

Revenues in the first quarter of 2006 totalled 138 million euros, a reduction of 19.3% over the first quarter of 2005 due to the change in the scope of consolidation (mainly the sale of Atlanet). On a comparable basis, revenues would have risen by 5% as services provided to Group companies increased.

Trading profit of 4 million euros was recorded in the first quarter of 2006, an increase of 2 million euros over the corresponding period of 2005, thanks to operating cost efficiency gains.

Itedi

Itedi had revenues of 94 million euros in the first quarter of 2006, posting a gain of 1.1% over the corresponding period of last year. The increase resulted from higher advertising revenues realised by Publikompass with daily newspapers and magazines.

The Sector closed the first quarter with trading profit near the breakeven point. The decrease from the 5 million euro trading profit reported in the first quarter of 2005 is attributable to the higher costs for the new rotary press industrial project and higher paper costs. Marketing costs and the costs for order acquisitions in the northeast of Italy also had a negative impact.

CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows is presented as a component of the Consolidated Financial Statements. A condensed version thereof as well as comments are provided below.

(in millions of euros)		1st Quarter 2006		1st Quarter 2005
A)	Cash and cash equivalents at beginning of period	6,417		5,767
B)	Cash flows from (used in) operating activities (1)	608		(71)
C)	Cash flows from (used in) investment activities	(3)	(1)	(360)
D)	Cash flows from (used in) financing activities (1)	1,374		(277)
	Translation exchange differences	(30)		89
E)	Total change in cash and cash equivalents	1,949		(619)
F)	Cash and cash equivalents at end of period	8,366		5,148
(1) The amounts relating to the first Quarter 2005 differ from those published in the Quarterly Report at March 31, 2005, as a result of the reclassification that became necessary following the change in procedures for accounting for sales with buy-back commitments, as described in the section “Significant Accounting Policies” of the Notes.

In the first quarter of 2006 cash flows from operating activities totalled 608 million euros.
The income cash flow, i.e. net income plus depreciation and amortisation, dividends, changes in provisions and items relating to sales with buy-back commitments, net of “Gains/losses and other non-monetary items”, amounted to 783 million euros, partially reduced by the cash used for the increase in working capital. When calculated on a comparable consolidation and exchange rate basis, this cash totalled 175 million euros.

Cash flow used in investment activities totalled 3 million euros. Net of the reduction in securities held as current assets (89 million euros), investment activities used a total of 92 million euros.

Net of vehicles sold under buy-back commitments, investments in tangible assets, (including investments in vehicles for long-term leasing operations for 165 million euros) and intangible assets totalled 632 million euros. These investments were almost fully offset by the cash generated by the decrease in receivables from financing activities, totalling 368 million euros, principally due to reductions in the portfolio of Banca Unione di Credito (BUC) and the collection of receivables from others, associated companies and sold companies.

Proceeds from the sale of non-current assets, which contributed 131 million euros, mainly refer (83 million euros) to the sale of vehicles as part of long-term leasing activity (financial services companies), while the remainder refers to the disposal of equity investments (principally Atlanet) by the industrial companies.

The flow of financing activities generated a total of 1,374 million euros in resources, largely in consequence of the 1 billion euro Fiat bond issue (through its subsidiary Fiat Finance & Trade S.A.) and the US$ 500 million CNH bond issue (through its subsidiary Case New Holland Inc.).

BALANCE SHEET OF THE GROUP AT MARCH 31, 2006

At March 31, 2006 total assets amounted to 64,555 million euros, up 2,101 million euros from December 31, 2005, when assets amounted to 62,454 million euros.

During the first three months of 2006, non-current assets decreased by 167 million euros. In particular, there was a decrease in property, plant and equipment (-285 million euros), which was largely attributable to the negative balance of investments, depreciation and divestitures (principally vehicles sold with buy-back commitments by Iveco) that was only partially offset by the increase in deferred tax assets (+105 million euros).

Receivables from financing activities at March 31, 2006, amounted to 15,382 million euros with a decrease of 591 million euros from December 31, 2005. Net of the effect of foreign currency translation losses of approximately 180 million euros, and writedowns carried out (31 million euros), the decrease totalled approximately 380 million euros. This was largely attributable to reductions in the portfolio of Banca di Unione di Credito (BUC) and the collection of financial receivables from associated companies, sold companies (Atlanet), and financial receivables from others.
During the first quarter of 2006, brisk sales at Fiat Auto reduced vehicle inventories on the dealer network and financing to the network. This reduction was largely offset by the seasonal increase in financing to the CNH dealer network.

Working capital, net of the items connected with sales of vehicles with buy-back commitments, is negative by 33 million euros, 216 million euros more than at the beginning of the fiscal year, when working capital was negative by 249 million euros.

Net inventories grew by 661 million euros, mainly due to seasonal growth at Iveco and CNH, and to Fiat Auto where activity levels increased.

(in millions of euros)	At 03.31.2006	At 12.31.2005	Change
Inventories (1)	7,794	7,133	661
Trade receivables	5,400	4,969	431
Trade payables	(12,421)	(11,777)	-644
Other receivables/ (payables), accruals and deferrals (2)	(806)	(574)	-232
Working capital	(33)	(249)	216
(1) “Inventories” are shown net of the value of vehicles sold with buy-back commitments by Fiat Auto.
(2) “Other payables” included in the balance of “Other receivables/ (payables), accruals and deferrals”, exclude amounts due to customers corresponding to the buy-back price due upon expiration of the related contracts and the amount of the fees paid in advance by customers for vehicles sold with buy-back commitments, which is equal to the difference at the date of signing the contract between the sales price and the buy-back price and which is allocated over the term of the entire agreement .

The 431 million euro increase in trade receivables is principally attributable to Fiat Auto, due to higher sales volume.

At March 31, 2006, trade receivables, other receivables, and receivables from financing activities falling due after that date that had been sold without recourse (in compliance with IAS 39 de-recognition requirements) totalled 2,367 million euros (2,463 million euros at December 31, 2005).

The resources absorbed by the increase in net inventories and trade receivables were almost entirely offset by those generated by the increase in trade payables (644 million euros), following the production increases at Fiat Auto, due to strong sales, and seasonal growth at CNH and Iveco, in addition to 232 million euros stemming from the rise in outstanding payables recognised in the account “Other receivables/(payables), accruals, and deferrals,” mainly due to the receipt of amounts due from the tax authorities.

At March 31, 2006, consolidated net debt amounted to 17,809 million euros, 714 million euros less than the 18,523 million euros registered at the beginning of the year, as a consequence of the positive operating performance of the period.

(in millions of euros)	At 03.31.2006	At 12.31. 2005
Debt	(26,953)	(25,761)
- Asset-backed financing (1)	(10,635)	(10,729)
- Other debt (1)	(16,318)	(15,032)
Other financial liabilities (2)	(140)	(189)
Other financial assets (2)	459	454
Current securities	459	556
Cash and cash equivalents	8,366	6,417
Net debt	(17,809)	(18,523)
Industrial Activities	(2,926)	(3,219)
Financial Services	(14,883)	(15,304)
1) The amounts of “Other debt” and “Asset-backed financing” differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this Quarterly Report.

(2) The item includes the asset and liability fair values of derivative financial instruments.

Other debt at March 31, 2006, was higher by 1,286 million euros, mainly as a consequence of the bond issued during the period. In particular:

▪	6.625% Senior Notes with a face value of 1 billion euros repayable on February 15, 2013, issued by Fiat through its subsidiary Fiat Finance & Trade and placed on February 10;

▪
the 500 million dollar bond issue (equal to 413 million euros), repayable in 2014 and bearing a coupon interest of 7.125% issued by CNH through its Case New Holland Inc. subsidiary. The placement with professional investors was completed on March 3.

Cash position (cash, cash equivalents and current securities), which totalled 8,825 million euros at March 31, 2006, increased by 1,852 million euros compared to 6,973 million euros at the beginning of the year, due to the above mentioned bond issue and the cash flows generated from operating activities.

At March 31, 2006, “Cash and cash equivalents” included approximately 1.1 billion euros (approximately 700 million euros at December 31, 2005) specifically allocated to service the debt for securitisation structures mainly recognised under “Asset-backed financing.”

GROUP EMPLOYEES
The Group had 173,771 employees at March 31, 2006, slightly higher than the 173,695 employees at December 31, 2005. The decrease resulting from the change in the scope of consolidation, following the deconsolidation of a Teksid company slated for sale, was offset by an increase in the number of employees at certain Sectors, mainly at the Magneti Marelli Sector following an expansion in the volume of activity.

INDUSTRIAL ACTIVITIES AND FINANCIAL SERVICES ACTIVITIES: PERFORMANCE IN THE FIRST QUARTER 2006

The following analyses of the consolidated income statement, balance sheet and statement of cash flows present separately the consolidated data of the Group's Industrial Activities and Financial Services activities (consisting of the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco and the banking activities performed by Banca Unione di Credito - BUC).

Principles of analysis

A classification is made between Industrial Activities and Financial Services activities by preparing specific sub-consolidated financial statements on the basis of the normal business performed by each Group company.
The equity investments held by companies belonging to one activity segment in companies included in another segment are accounted for by using the equity method.
To avoid a misleading presentation of net income, the effect of this accounting is classified in the income statement item “Result of intersegment equity investments.”
The Holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) are classified under Industrial Activities.
The sub-consolidated financial statements of Industrial Activities also include companies that operate centralised cash management activities, i.e. which raise financial resources on the market and finance Group companies without providing financial services support to third parties.

Operating Performance by Activity Segment
	1st Quarter 2006			1st Quarter 2005

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	12,556	12,204	605	10,755	10,441	485
Cost of sales	10,649	10,433	469	9,236	9,069	338
Selling, general and administrative costs	1,213	1,144	69	1,126	1,057	69
Research and development costs	330	330		339	339	-
Other income (expenses)	(41)	(42)	1	(7)	(3)	(4)
Trading profit	323	255	68	47	(27)	74
Gains (losses) on the disposal of equity investments	2	2	-	(1)	(1)	-
Restructuring costs	3	3	-	32	32	-
Other unusual income (expenses)	1	1	-	715	715	-
Operating income	323	255	68	729	655	74
Financial income (expenses)	(135)	(135)	-	(199)	(199)	-
Result from equity investments (*)	44	31	13	31	22	9
Income before taxes	232	151	81	561	478	83
Income taxes	81	54	27	268	243	25
Net income	151	97	54	293	235	58
Result of intersegment equity investments	-	55	-	-	58	-
Net income before minority interest	151	152	54	293	293	58
(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted for by using the equity method.

Industrial Activities

In the first quarter of 2006, net revenues for Industrial Activities totalled 12,204 million euros, up 16.9% from the same period in 2005. This change reflected the significant increase in the volumes of Fiat Auto and the higher revenues of CNH (also benefiting from a positive effect of the foreign currency translation), Iveco, Magneti Marelli, and Teksid. It also reflected the consolidation of sales to third parties of the Passenger & Commercial Vehicles activity of Fiat Powertrain Technologies, which in the first quarter of 2005 had not yet been consolidated.

Industrial Activities reported a trading profit of 255 million euros in the first quarter of 2006, compared with a loss of 27 million euros in the first quarter of 2005. The major improvement was largely attributable to Fiat Auto, as well as the general improvement in the results of all industrial Sectors.

The operating result of Industrial Activities was positive by 255 million euros in the first quarter of 2006, compared with 655 million euros in the first quarter of 2005, which included 715 million euros related to that quarter’s allocation of the General Motors indemnity. Net of this amount and of other unusual items, the operating result would have been 282 million euros higher, due to an improvement in trading profit.

Financial Services

Net revenues
	1st Quarter
(in millions of euros)	2006	2005	% change
Fiat Auto	239	153	56.2%
Agricultural and Construction Equipment (CNH)	249	186	33.9%
Trucks and Commercial Vehicles (Iveco)	98	130	-24.6%
Holding companies and Other companies	19	16	18.8%
Total	605	485	24.7%

Trading profit
	1stQuarter
(in millions of euros)	2006	2005	change
Fiat Auto	9	14	-5
Agricultural and Construction Equipment (CNH)	55	52	3
Trucks and Commercial Vehicles (Iveco)	(1)	5	-6
Holding companies and Other companies	5	3	2
Total	68	74	-6

In the first quarter of 2006, Financial Services generated net revenues of 605 million euros, 24.7% more than in the corresponding period of 2005. This change stemmed partly from the increased levels of activity of Financial Services in the Agricultural and Construction Equipment Sector, which reported a 33.9% increase in revenues, to 249 million euros, and the positive balance of changes in the scope of consolidation of Fiat Auto and Iveco.

The Financial Services of Fiat Auto had revenues of 239 million euros. The increase (+56.2%) from the first quarter of 2005 was mainly due to consolidation of the car renting company Leasys, complete control of which was acquired at the end of 2005. On a comparable scope of consolidation and at the same exchange rates, there was a slight positive change (+2%), connected with the positive foreign exchange effect of the Brazilian activities, which offset the decrease in revenues from supplier financing.
The Financial Services of Iveco had revenues of 98 million euros, down by 24.6% from the 130 million euros reported in the first quarter of 2005, which included 42 million euros in revenues for the activities sold, starting on June 1, 2005, as part of the Iveco-Barclays transaction. Thus the increase on a comparable scope of consolidation and at the same exchange rates would have been 11%.

The trading profit was 68 million euros in the first quarter of 2006, 6 million euros less than in the first quarter of 2005, partly on account of changes in the scope of consolidation.

The activities of Fiat Auto Financial Services reported a trading profit of 9 million euros in the first quarter (14 million euros in the first quarter of 2005). The lower result was mainly due to the reduction in volumes of financing to Group suppliers.

The result of CNH Financial Services rose to 55 million euros from 52 million euros in the first three months of 2005.

The activities of Iveco Financial Services ended the quarter with a trading loss of 1 million euros, compared with a trading profit of 5 million euros in the first quarter of 2005 (which would have been 1 million euros net of the result of sold activities).

Balance Sheet by Activity Segment
	At 03.31.2006			At 12.31.2005

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets	5,923	5,746	177	5,943	5,762	181
- Goodwill	2,366	2,209	157	2,418	2,259	159
- Other intangible assets	3,557	3,537	20	3,525	3,503	22
Property, plant and equipment	10,721	10,682	39	11,006	10,961	45
Investment property	28	28	-	26	26	-
Investments and other financial assets	2,369	4,206	804	2,333	4,184	796
Leased assets	1,245	-	1,245	1,254	4	1,250
Defined benefit plan assets	4	4	-	-	-	-
Deferred tax assets	2,209	1,941	269	2,104	1,930	174
Total Non-current Assets	22,499	22,607	2,534	22,666	22,867	2,446
Inventories	8,631	8,541	97	7,881	7,809	76
Trade receivables	5,400	5,291	389	4,969	4,856	341
Receivables from financing activities	15,382	4,825	15,672	15,973	4,881	15,856
Other receivables	2,967	2,866	209	3,084	2,922	243
Accrued income and prepaid expenses	303	274	29	272	253	21
Current financial assets	950	603	347	1,041	663	378
- Current equity investments	32	32	-	31	31	-
- Current securities	459	138	321	556	204	352
- Other financial assets	459	433	26	454	428	26
Cash and cash equivalents	8,366	7,002	1,364	6,417	5,517	900
Total Current Assets	41,999	29,402	18,107	39,637	26,901	17,815
Assets held for sale	57	57	-	151	151	-
TOTAL ASSETS	64,555	52,066	20,641	62,454	49,919	20,261
Total assets adjusted for asset- backed financing transactions	53,920	50,707	11,221	51,725	48,388	10,797
Stockholders’ equity	9,530	9,528	2,471	9,413	9,409	2,479
Provisions	8,638	8,435	203	8,698	8,499	199
- Employee benefits	3,827	3,805	22	3,919	3,894	25
- Other provisions	4,811	4,630	181	4,779	4,605	174
Debt	26,953	15,062	17,176	25,761	13,782	16,915
- Asset-backed financing (1)	10,635	1,359	9,420	10,729	1,531	9,464
- Other debt (1)	16,318	13,703	7,756	15,032	12,251	7,451
Other financial liabilities	140	132	8	189	180	9
Trade payables	12,421	12,358	344	11,777	11,700	297
Other payables	4,921	4,870	165	4,821	4,698	205
Deferred tax liabilities	519	388	131	405	375	29
Accrued expenses and deferred income	1,397	1,257	143	1,280	1,166	128
Liabilities held for sale	36	36	-	110	110	-
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	64,555	52,066	20,641	62,454	49,919	20,261
Total liabilities adjusted for asset- backed financing transactions	53,920	50,707	11,221	51,725	48,388	10.797
1) The amounts of “Other debt” and “Asset-backed financing” of the Group and the Financial Services Companies at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this Quarterly Report.

Net Debt by Activity Segment
	At 03.31.2006			At 12.31.2005

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt	(26,953)	(15,062)	(17,176)	(25,761)	(13,782)	(16,915)
- Asset-backed financing (1)	(10,635)	(1,359)	(9,420)	(10,729)	(1,531)	(9,464)
- Other debt (1)	(16,318)	(13,703)	(7,756)	(15,032)	(12,251)	(7,451)
Intersegment financial receivables	-	4,695	590	-	4,594	342
Financial payables net of intersegment balances	(26,953)	(10,367)	(16,586)	(25,761)	(9,188)	(16,573)
Other financial assets (2)	459	433	26	454	428	26
Other financial liabilities (2)	(140)	(132)	(8)	(189)	(180)	(9)
Current securities	459	138	321	556	204	352
Cash and cash equivalents	8,366	7,002	1,364	6,417	5,517	900
Net debt	(17,809)	(2,926)	(14,883)	(18,523)	(3,219)	(15,304)
1)  The amounts of “Other debt” and “Asset-backed financing” of the Group and the Financial Services Companies at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this Quarterly Report.

(2) The item includes the asset and liability fair values of derivative financial instruments.

“Financial payables” under Industrial Activities partly include funds raised by the central cash management and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” in financial services companies represent loans or advances to industrial companies, mainly relating to the sales of receivables by industrial to financial companies in transactions that do not comply with the requirements set out in IAS 39 for the recognition of those sales.

“Cash and cash equivalents” include approximately 1.1 billion euros at March 31, 2006 (approximately 700 million euros at December 31, 2005) mainly relating to financial services companies and allocated to service the debt for securitisation structures, classified as “Asset-backed financing.”

Net debt of financial services companies at March 31, 2006 was 421 million euros lower than at December 31, 2005. The decrease is mainly attributable to the reduction in the portfolio, in addition to the positive operating performance and the foreign currency translation differences, which amounted to approximately 160 million euros.

Change in net industrial debt
(in millions of euros)	1st Quarter 2006	1st Quarter 2005
Net industrial debt at beginning of period	(3,219)	(9,447)
Net income	152	293
Amortisation and depreciation (net of vehicles sold under buy-back commitments)	675	499
Change in provisions for risks and charges and other changes	(166)	125
Cash flows from (used in) operating activities during the period, net of change in working capital	661	917
Change in working capital	(150)	(1,147)
Cash flows from (used in) operating activities during the period	511	(230)
Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments)	(465)	(372)
Cash flows from (used in) operating activities during the period, net of capital expenditures	46	(602)
Net change in receivables from financing activities	143	129
Change in scope of consolidation and other changes	147	(77)
Net cash flows from (used in) industrial activities excluding capital contributions and dividends paid	336	(550)
Capital increases and dividends, net	(2)	3
Translation exchange differences	(41)	(67)
Change in net industrial debt	293	(614)
Net industrial debt at end of period	(2,926)	(10,061)

During the first quarter of 2006, net industrial debt decreased by 293 million euros.

Cash flow generated by operating activities during the period was positive by 511 million euros, more than offsetting industrial capital expenditures in the first quarter of 2006, which totalled 465 million euros.

The collection of financial receivables from associated companies, sold companies (Atlanet) and financial receivables from others generated 143 million euros in positive cash flow.

The item Change in the scope of consolidation and other changes mainly includes the amount collected upon the sale of Atlanet and the valuation of derivative financial instruments in the portfolio.

Statement of Cash Flows by Activity Segment

			1st Quarter 2006			1st Quarter 2005

(in millions of euros)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at beginning of period		6,417	5,517	900	5,767	4,893	873
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		151	152	54	293	293	58
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		754	675	79	549	499	49
	(Gains)/losses and other non-monetary items		(30)	(112)	27	(11)	(66)	(3)
	Dividends received		12	38	-	-	14	-
	Change in provisions		(18)	(23)	5	76	85	(9)
	Change in deferred income taxes		(22)	(21)	(1)	182	182	-
	Change in items due to buy-back commitments (1) (2)		(64)	(48)	(20)	(90)	(90)	-
	Change in working capital		(175)	(150)	(15)	(1,070)	(1,147)	107
	Total (1)		608	511	129	(71)	(230)	202
C)	Cash flows from (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(632)	(465)	(167)	(429)	(372)	(55)
	-	Equity investments	(3)	(3)	-	(8)	(39)	-
	Proceeds from the sale of non-current assets		131	48	83	10	10	-
	Net change in receivables from financing activities		368	143	225	296	129	414
	Change in current securities		89	65	24	(231)	(19)	(164)
	Other changes (1)		44	159	(121)	2	(62)	59
	Total (1)		(3)	(53)	44	(360)	(353)	254
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		1,376	1,054	322	(280)	(407)	(163)
	Increase in capital stock		-	-	-	3	3	15
	Dividends paid		(2)	(2)	(26)	-	-	(14)
	Total		1,374	1,052	296	(277)	(404)	(162)
	Translation exchange differences		(30)	(25)	(5)	89	52	37
E)	Total change in cash and cash equivalents		1,949	1,485	464	(619)	(935)	331
F)	Cash and cash equivalents at end of period		8,366	7,002	1,364	5,148	3,958	1,204
(1) The amounts presented for the first quarter of 2005 (Consolidated and Industrial Activities) differ from those published in the Quarterly Report at March 31, 2005 as the result of reclassifications made due to a change in the accounting treatment of sales of vehicles under buy-back commitments, as described in the section “Significant accounting policies” of the notes.
(2) The cash flows for the two periods generated by the sale of vehicles under buy-back commitments, net of the amount already included in the result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in “Property, plant and equipment”.

Industrial Activities

In the first quarter of 2006, Industrial Activities generated cash and cash equivalents totalling 1,485 million euros, and in particular:

▪ operating activities generated 511 million euros: income cash flow (net income plus amortisation and depreciation), net of “(Gains)/losses and other non-monetary items”, and taking into consideration the changes in provisions, deferred taxes and items relating to the management of sales with buy-back commitments, was positive for 623 million euros, to which dividends for 38 million euros should be added. During the quarter, working capital absorbed cash and cash equivalents for 150 million euros;

▪ investment activities absorbed a total of 53 million euros. The cash generated by

-	a reduction of receivables from financing activities (mainly due to the collection of financial receivables from others, associated companies and sold companies), totalling 143 million euros;

-	the sale of non-current assets for 48 million euros (principally the sale of Atlanet);

-	a reduction of securities held as current assets (65 million euros); and

-	a reduction of net financial receivables from Group Financial Services companies (included in other changes),

almost entirely offset period requirements for investments in property, plant and equipment, intangible fixed assets, and investments;

▪ financing activities generated 1,052 million euros in cash, principally in consequence of the new bonds issued during the first quarter, net of reimbursements of other financings.

Financial Services

The cash and cash equivalents of Financial Services at March 31, 2006 totalled 1,364 million euros, 464 million euros higher than at the beginning of the fiscal year.

The cash generated during the quarter derived from:

▪	operations during the year, which generated 129 million euros in cash, principally in consequence of income cash flow (net result plus depreciation and amortisation);

▪
investment activities, which generated 44 million euros in cash. The portfolio reduction (mainly Banca Unione di Credito), and collections from the sales of non-current assets (principally disposals of vehicles sold with operating leases), more than offset investment requirements (167 million euros, mainly for vehicles sold with operating leases);

▪
financing activities generated a total of 296 million euros, of which approximately 190 million euros in connection with new operations for the sale of receivables from the dealer network carried out by the Financial Services companies of Fiat Auto.

Fiat Group	Interim Consolidated Financial Statements and Notes at March 31, 2006

Consolidated Income Statement

(in millions of euros)	(Note)	1st quarter 2006	1st quarter 2005
Net revenues	(1)	12,556	10,755
Cost of sales	(2)	10,649	9,236
Selling, general and administrative costs	(3)	1,213	1,126
Research and development costs	(4)	330	339
Other income (expenses)	(5)	(41)	(7)
Trading profit		323	47
Gains (losses) on the disposal of equity investments	(6)	2	(1)
Restructuring costs	(7)	3	32
Other unusual income (expenses)	(8)	1	715
Operating result		323	729
Financial income (expenses)	(9)	(135)	(199)
Result from equity investments	(10)	44	31
Result before taxes		232	561
Income taxes	(11)	81	268
Result from continuing operations		151	293
Result from discontinued operations		-	-
Net result before minority interest		151	293
Minority interest		13	(2)
Group interest in net result		138	295

(in euros)
Earnings per ordinary and preference share	0.109	0.301
Earnings per savings share	0.109	0.301
Diluted earnings per ordinary and preference share	0.109	0.270
Diluted earnings per savings share	0.109	0.270

Consolidated Balance Sheet
(in millions of euros)	(Note)	At March 31, 2006	At December 31, 2005
ASSETS
Intangible assets	(13)	5,923	5,943
Property, plant and equipment	(14)	10,721	11,006
Investment property		28	26
Investments and other financial assets	(15)	2,369	2,333
Leased assets	(16)	1,245	1,254
Defined benefit plan assets		4	-
Deferred tax assets	(11)	2,209	2,104
Total Non-current assets		22,499	22,666
Inventories	(17)	8,631	7,881
Trade receivables	(18)	5,400	4,969
Receivables from financing activities	(18)	15,382	15,973
Other receivables	(18)	2,967	3,084
Accrued income and prepaid expenses		303	272
Current financial assets:		950	1,041
- Current equity investments		32	31
- Current securities	(19)	459	556
- Other financial assets	(20)	459	454
Cash and cash equivalents	(21)	8,366	6,417
Total Current assets		41,999	39,637
Assets held for sale	(22)	57	151
TOTAL ASSETS		64,555	62,454
Total assets adjusted for asset-backed financing transactions		53,920	51,725
LIABILITIES
Stockholders' equity:	(23)	9,530	9,413
- Stockholders' equity of the Group		8,785	8,681
- Minority interest		745	732
Provisions:	(24)	8,638	8,698
- Employee benefits		3,827	3,919
- Other provisions		4,811	4,779
Debt:	(25)	26,953	25,761
- Asset-backed financing		10,635	10,729
- Other debt		16,318	15,032
Other financial liabilities	(20)	140	189
Trade payables	(26)	12,421	11,777
Other payables	(27)	4,921	4,821
Deferred tax liabilities	(11)	519	405
Accrued expenses and deferred income	(28)	1,397	1,280
Liabilities held for sale	(22)	36	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		64,555	62,454
Total liabilities adjusted for asset-backed financing transactions		53,920	51,725

Consolidated Statement of Cash Flows

(in millions of euros)			1st quarter 2006	1st quarter 2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		151	293
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		754	549
	(Gains) losses and other non-monetary items		(30)	(11)
	Dividends received		12	-
	Change in provisions		(18)	76
	Change in deferred income taxes		(22)	182
	Change in items due to buy-back commitments	(a),(b)	(64)	(90)
	Change in working capital		(175)	(1,070)
	Total	(b)	608	(71)
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(632)	(429)
	- Equity investments		(3)	(8)
	Proceeds from the sale of non-current assets		131	10
	Net change in receivables from financing activities		368	296
	Change in current securities		89	(231)
	Other changes		44	2
	Total		(3)	(360)
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		1,376	(280)
	Increase in capital stock		-	3
	Dividends paid		(2)	-
	Total		1,374	(277)
	Translation exchange differences		(30)	89
E)	Total change in cash and cash equivalents		1,949	(619)
F)	Cash and cash equivalents at end of period		8,366	5,148
(a) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.
(b) The amounts presented for the first quarter of 2005 differ from those published in the Quarterly Report at March 31, 2005, as the result of reclassifications made due to a change in the accounting treatment of sales made with a buy-back commitment, as described in the section “Significant accounting policies” of the notes.

Statement of Changes in Stockholders’ Equity

(in millions of euros)	Capital stock	Retained earnings, reserves, net profit (loss) for the period and cumulative translation adjustments	Minority interest	Total
Balance at December 31, 2004	4,918	(614)	624	4,928
Change in cash flow hedge reserve	-	(49)	(11)	(60)
Change in available-for-sale financial instruments reserve	-	21	-	21
Foreign exchange translation adjustments and other minor changes	-	189	33	222
Net profit (loss)	-	295	(2)	293
Balance at March 31, 2005	4,918	(158)	644	5,404
(in millions of euros)	Capital stock	Retained earnings, reserves, net profit (loss) for the period and cumulative translation adjustments	Minority interest	Total
Balance at December 31, 2005	6,377	2,304	732	9,413
Change in cash flow hedge reserve	-	35	12	47
Change in available-for-sale financial instruments reserve	-	24	-	24
Foreign exchange translation adjustments and other minor differences	-	(93)	(12)	(105)
Net profit (loss)	-	138	13	151
Balance at March 31, 2006	6,377	2,408	745	9,530

Notes

SIGNIFICANT ACCOUNTING POLICIES

The Report on Operations for the first quarter of 2006 and the Consolidated Financial Statements for the three months ended March 30, 2006 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended by Consob Resolution No. 14990 of April 14, 2005.

Accounting policies

Following the coming into force of European Regulation No. 1606 of July 19, 2002, starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

This quarterly report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting principles and policies used in the preparation of the consolidated financial statements at December 31, 2005. Any changes resulting from the application of new or revised standards are described in the paragraph “Accounting principles applied for the first time in 2006”.

Certain changes have been made to the classification of the figures reported to the Quarterly Report at March 31, 2005, and the comparative data for prior periods have been reclassified accordingly. These changes have no effect on Trading profit, Operating result, Net result or Consolidated stockholders’ equity and regard in particular:

▪
Vehicles sold with a buy-back commitment are accounted for as Inventory if they regard the Fiat Auto business (agreements with normally a short-term buy-back commitment) and as Property, plant and equipment if they regard the Trucks and Commercial Vehicles business (agreements with normally a long-term buy-back commitment). In the balance sheet included in the Quarterly Report at March 31, 2005, these vehicles were accounted for as either Inventory or Property, plant and equipment depending on the term of the buy-back commitment (less or more than twelve months, respectively).

▪
In order to achieve a better presentation, more consistent between the various Sectors, certain costs, previously classified by some Sectors as Other income (expenses) and by others as Cost of sales or Selling, general and administrative costs, have been recorded in the same manner by all Sectors.

▪	The item Accrued income and prepaid expenses is included in Current assets.

Certain debt amounting to 519 million euros and previously classified in the balance sheet at December 31, 2005 as Other debt has been reclassified as Asset-backed financing in the comparative balance sheet presented in this Report, as it substantially relates to the securitisation of receivables. This reclassification does not, however, alter the total amount presented as Debt at that date.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Moreover, these valuation procedures, in particular those of a more complex nature such as any loss in value of fixed assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment of any loss in value is necessary.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income taxes are recognized based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

Scope of consolidation

Changes in the scope of consolidation that took place during the first quarter of 2006 with respect to the annual consolidated financial statements at December 31, 2005 are as follows:

▪
On March 23, 2006, Fiat’s privileged “Series A” shares in CNH Gobal N.V. were automatically converted into 100 million new ordinary shares of CNH Global N.V.; as a result, the Group increased its holding from 84% to 90%. This operation did not lead to significant effect in the Group’s consolidated financial statements.

▪
The procedure for the sale of the subsidiary Atlanet S.p.A. to the British Telecom group was for the most part finalised in the first quarter of 2006 on receiving the approval of the Italian Guarantor Authority for Competition and the Market; the sale of the businesses in Poland and Brazil is currently being finalised.

These changes in the scope of consolidation do not have a significant overall impact.

In addition, the engine and gearbox activities previously included as part of the Trucks and Commercial Vehicles Sector are included in the Fiat Powertrain Technologies Sector from January 1, 2006. As required by IAS 14 - Segment Reporting, the comparative data for 2005 have been appropriately reclassified.

Accounting principles applied for the first time in 2006

In April 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements - provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated income statement.

In June 2005, the IASB issued the final amendment to IAS 39 - Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the fair value option). The revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:

▪	the fair value option designation eliminates or significantly reduces an accounting mismatch;

▪
a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; and

▪	an instrument contains an embedded derivative that meets particular conditions.

The Group adopted these amendments to IAS 39 from January 1, 2006. This adoption has no material impact on the Stockholders’ equity and net result for the period.

In August 2005, the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 and IFRS 4. The amendments require that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet, measured as follows:

▪	initially at fair value;

▪
subsequently at the higher of (i)  the best estimate of the expenditure required to settle the present obligation at the balance sheet date in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with IAS18 - Revenue.

In limited cases the Fiat Group provides guarantees to third parties, mostly on behalf of associates and joint ventures in which the Group participates, receiving in exchange a commission for this service. Before the application of the above amendment, the commissions received for this were recognised in the income statement over the period for which the guarantee was in place, with the appropriate recognition of accrued or deferred income as was the case. If cash payments were envisaged as the result of these guarantees, the Group made estimates for the amount of the payment, accruing this as a provision. Following the application of the amendment by the Fiat Group, guarantees are recognised as liability, in the item Other financial liabilities and a receivable is recognised for the commissions due. No significant effects on the Group’s equity or result arose on applying the amendment.

New accounting principles

In December 2004, the IASB issued an amendment to IAS 19 - Employee Benefits providing entities with the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expense. The amendment is effective for annual periods beginning on or after January 1, 2006. The Group has not adopted this amendment in this Report.

OTHER INFORMATION

Other sections of this Report provide information on significant events occurred since the end of the quarter and business outlook.

COMPOSITION AND PRINCIPAL CHANGES

Income Statement

1. Net revenues

An analysis of Net revenues (net of intra-Group transactions) by business Sector is as follows:

Net revenues by Sector
(in millions of euros)	1st Quarter 2006	1st Quarter 2005
Fiat Auto	5,662	4,562
Ferrari	301	228
Maserati	119	129
Agricultural and Construction Equipment	2,652	2,308
Trucks and Commercial Vehicles	2,032	1,956
Fiat Powertrain Technologies (*)	413	191
Components	713	656
Metallurgical Products	199	206
Production Systems	248	277
Services	46	81
Publishing and Communications	93	92
Other Companies	78	69
Total Net revenues	12,556	10,755

(*)
This line includes for 2005 the revenues of the engine and gearbox activities previously classified in the Trucks and Commercial Vehicles Sector. In 2006, the line also includes the engine and gearbox activities run as a joint venture with General Motors until April 2005.

2. Cost of sales

Cost of sales comprises the following:

(in millions of euros)	1st Quarter 2006	1st Quarter 2005
Cost of sales attributable to industrial business	10,439	9,072
Interest cost and other financial charges from financial services companies	210	164
Cost of sales	10,649	9,236

3. Selling, general and administrative costs

Selling costs amount to 681 million euros in the first quarter of 2006, (648 million euros in the first quarter of 2005) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to 532 million euros in the first quarter of 2006, (478 million euros in the first quarter of 2005) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4. Research and development costs

In the first quarter of 2006, research and development costs of 330 million euros (339 million euros in the first quarter of 2005) comprise all research and development costs not recognized as assets amounting to 188 million euros (246 million euros in the first quarter of 2005) and the amortization of capitalized development costs of 142 million euros (93 million euros in the first quarter of 2005). During the period the Group incurred new expenditure for capitalized development costs of 211 million euros (171 million euros in the first quarter of 2005).

5. Other income (expenses)

Other expenses for the quarter amounted to 41 million euros (other expense of 7 million euros for the first quarter of 2005) and consists of income arising from trading operations which is not attributable to the sale of goods and services, such as income from the sale of licenses and know-how, net of miscellaneous operating costs not ascribable to specific functional areas, such as post retirement benefits (health service costs), indirect taxes and duties, and accruals to miscellaneous provisions. The 2005 balance included income of 24 million euros resulting from a decrease in structural period costs regarding social charges in the CNH Sector in North America, representing the reduction of provisions previously made for this matter.

6. Gains (losses) on the disposal of equity investments

In the first quarter of 2006 this item results in a net gain of 2 million euros (net losses of 1 million euros in the first quarter of 2005), consisting of small gains and losses arising on the disposal of minor investments.

7. Restructuring costs

Restructuring costs amount to 3 million euros in the first quarter of 2006 (32 million euros in the first quarter of 2005).

8. Other unusual income (expenses)

In the first quarter of 2006 this item results in a net gain of 1 million euros.

This item amounted to 715 million euros for the first quarter of 2005 and referred to the portion pertaining to that period of the expected capital gain on the total settlement resulting from the cancellation of the Master Agreement with General Motors; this amount was determined as a function of the partial receipt of one billion euros received by the balance sheet date as a proportion of the total receipts expected at that time of 1,550 million euros. The balance of 419 million euros was recognised in the second quarter of 2005.

9. Financial income (expenses)

In addition to the items included in the specific line of the income statement, Net financial income (expenses) also includes the income from financial services companies included in Net revenues for 262 million euros (267 million euros in the first quarter of 2005) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 210 million euros (164 million euros in the first quarter of 2005). Reconciliation to the income statement is provided at the foot of each column of the following table.

Financial income
(in million of euros)	1st Quarter 2006	1st Quarter 2005
Interest earned and other financial income	67	65
Interest income from customers	262	267
Gains on disposal of securities	1	-
Total financial income	330	332
of which:
Financial income, excluding financial services companies	68	65

Interest and other financial expenses
Interest expense and other financial expenses	383	391
Write-downs of financial assets	30	23
Losses on disposal of securities	1	-
Interest costs on employee benefits	40	31
Total interest and other financial expenses	454	445

Net income (expenses) from derivative financial instruments and exchange losses	41	17

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies	203	264

Net financial income (expenses) excluding financial services companies	(135)	(199)

Net financial expenses for the first quarter of 2006, excluding the financial services companies, amounted to 135 million euros, a decrease compared to the net expenses of 199 million euros for the corresponding period in 2005. The improvement compared to the first quarter of 2005 is the consequence of the lower level of debt in the Group’s Industrial Activities (also as the result of the conversion of the Mandatory Covertible Facility and the completion of the Italenergia Bis operation). The interest component of pension plan costs and other employee benefits amounted to 40 million euros in the first quarter of 2006 compared to 31 million euros for the same period in 2005.

10. Result from equity investments

The item includes the Group’s interest in the net income or loss of the companies accounted for using the equity method, the write-downs connected with the loss in value of financial assets and any reinstatement of value, the write-downs of equity investments classified as available-for-sale, accruals to provisions against equity investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income.

The Result from equity investments in the first quarter of 2006 shows a gain of 44 million euros (gain of 31 million euros in the first quarter of 2005) and includes (amounts in millions of euros): Fiat Auto Sector Companies 8 (26 in the first quarter of 2005, which included the Group’s share of 18 million euros of the result of the joint venture Fiat-GM Powertrain, whose activities have been consolidated on a line-by-line basis from the second quarter of 2005 following the termination of the Master Agreement with General Motors); various CNH Global N.V. companies 10 (7 in the first quarter of 2005), Trucks and Commercial Vehicles Sector Companies 18 (4 in the first quarter of 2005) and other companies 8 (a loss of 6 in the first quarter of 2005). The improvement in the result for the first quarter of 2006 for the Trucks and Commercial Vehicles Sector is due to the release to income of provisions of 15 million euros made in 2005 against risks in connection with a Chinese associate which no longer subsist.

11. Income taxes

Income taxes consist of the following:

(in millions of euros)	1st Quarter 2006		1st Quarter 2005
Current taxes:
IRAP	38		23
Other taxes	75		62
Total current taxes		113		85
Deferred taxes for the period		(35)		183
Taxes relating to prior periods		3		-
Total Income taxes		81		268

The decrease in the charge for income taxes in the first quarter of 2006 with respect to the same period of 2005 arises to the decrease in the pre-tax result, which in the first quarter of 2005 included the unusual income relating to the compensation from General Motors.

Net deferred tax assets at March 31, 2006 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(in millions of euros)	At March 31, 2006	At December 31, 2005	Change
Deferred tax assets	2,209	2,104	105
Deferred tax liabilities	(519)	(405)	(114)
Net deferred tax assets	1,690	1,699	(9)

12. Earnings per share

The computation of earnings per share is based on the following figures:

		1st Quarter 2006	1st Quarter 2005
Group interest in net result	million euros	138	295

Profit attributable to ordinary and preference shares	million euros	129	271
Profit attributable to savings shares	million euros	9	24

Average number of ordinary and preference shares outstanding	number	1,191,206,918	899,325,888
Average number of savings shares outstanding	number	79,912,800	79,912,798

Earnings per ordinary and preference share	euros	0.109	0.301
Earnings per savings share	euros	0.109	0.301

Diluted earnings per ordinary and preference share	euros	0.109	0.270
Diluted earnings per savings share	euros	0.109	0.270

There is no difference between earnings per share and diluted earnings per share for the first quarter of 2006, as the warrants in circulation and the stock option plans did not have dilutive effects.

In determining diluted earnings per share for the first quarter of 2005, the potential dilutive effects of the Mandatory Convertible Facility were taken into account.

Balance Sheet

13. Intangible assets

(in millions of euros)	Net of amortization at December 31, 2005	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at March 31, 2006
Goodwill	2,418	-	-	(52)	2,366
Development costs	2,603	211	(142)	8	2,680
Other	922	18	(53)	(10)	877
Total Intangible assets	5,943	229	(195)	(54)	5,923

Goodwill consists principally of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment Sector for 1,967 million euros, the Pico group and other companies in the Production Systems Sector for 191 million euros, companies in the Components Sector for 47 million euros, the Irisbus group, other minor items in the Trucks and Commercial Vehicles Sector for 56 million euros, and companies in the Metallurgical Products Sector for 37 million euros.

The addition to Other intangible assets of 18 million euros in the first quarter of 2006 relates mainly to software.

Foreign exchange losses of 63 million euros in the first quarter of 2006 principally reflect changes in the euro/U.S. dollar rate.

14. Property, plant and equipment

(in millions of euros)	Net of depreciation at December 31, 2005	Additions	Depreciation	Change in scope of consolidation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2006
Property, plant and equipment	9,830	238	(484)	(5)	5	(23)	9,561
Assets sold with a buy-back commitment	1,176	87	(38)	-	(3)	(62)	1,160
Total Property plant and equipment	11,006	325	(522)	(5)	2	(85)	10,721

Additions of 325 million euros in the first quarter of 2006 mainly refer to the Automotive Sectors (Fiat Auto, Iveco and CNH).

15. Investments and other financial assets

(in millions of euros)	At March 31, 2006	At December 31, 2005
Investments	2,096	2,090
Receivables	134	113
Other securities	139	130
Total Investments and other financial assets	2,369	2,333

Changes in Investments are as follows:

(in millions of euros)	At December 31, 2005	Revaluations (write-downs)	Changes in the scope of consolidation	Other changes	At March 31, 2006
Investments	2,090	27	-	(21)	2,096

At March 31, 2006, the item Investments totals 2,096 million euros (2,090 million euros at December 31, 2005) and includes, amongst others, the following investments (in millions of euros): Fidis Retail Italia S.p.A. 431 (431 at December 31, 2005), Tofas Turk Otomobil Fabrikasi A.S. 242 (245 at December 31, 2005), Iveco Finance Holdings Limited. 133 (131 at December 31, 2005) , Sevel S.p.A. 101 (108 at December 31, 2005), Naveco Ltd. 117 (118 at December 31, 2005), Kobelco Construction Machinery Co. Ltd. 103 (106 at December 31, 2005), Rizzoli Corriere della Sera MediaGroup S.p.A. 105 (104 at December 31, 2005), Mediobanca S.p.A. 251 (227 at December 31, 2005).

Other changes of -21 million euros are made up as follows: foreign exchange losses of 29 million euros; purchases and capitalizations for 3 million euros; positive fair value adjustments of 24 million euros arising from the investment in Mediobanca S.p.A.; and other minor decreases of 19 million euros.

Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

(in millions of euros)	Net of depreciation at December 31, 2005	Additions	Depreciation	Foreign exchange effect	Disposals and other changes	Net of depreciation at March 31, 2006
Leased assets	1,254	165	(75)	(4)	(95)	1,245

17. Inventories

(in millions of euros)	At March 31, 2006	At December 31, 2005
Raw materials, supplies and finished goods	8,257	7,499
Work in progress	2,371	2,550
Advances on contract work	(1,997)	(2,168)
Total Inventories	8,631	7,881

At March 31, 2006, Inventories include assets sold with a buy-back commitment by Fiat Auto for 837 million euros (748 million euros at December 31, 2005). Net of this amount, inventories show an increase of 661 million euros in the first quarter of 2006, due to the seasonal increase in Iveco and CNH inventories and the increase in Fiat Auto inventories as the consequence of its increased levels of activity.

The majority of Work in progress and Advances on contract work relate to the Production Systems Sector (Comau).

18. Current receivables

(in millions of euros)	At March 31, 2006	At December 31, 2005
Trade receivables	5,400	4,969
Receivables from financing activities	15,382	15,973
Other receivables	2,967	3,084
Total Current Receivables	23,749	24,026

Trade receivables have increased by 431 million euros compared to December 31, 2005, principally as the result of the increase in sales of Fiat Auto.

Other receivables include amounts due from the Tax Authorities, security deposits and miscellaneous receivables. The decrease of 117 million euros in the balance compared to December 31, 2005 is mostly due to the receipt of amounts due from the tax authorities.

Receivables from financing activities include the following:

(in millions of euros)	At March 31, 2006	At December 31, 2005
Retail financing	6,484	6,655
Finance leases	626	716
Dealer financing	6,794	6,804
Supplier financing	253	335
Receivables from banking activities	1,005	1,147
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	26	70
Other	194	246
Total Receivables from financing activities	15,382	15,973

The decrease of 591 million euros in Receivables from financing activities is principally due to foreign exchange differences of 180 million euros, the reduction in the portfolio of Banca Unione di Credito - B.U.C. for 142 million euros and the receipt of financial receivables from associates, companies sold (Atlanet) and third parties.

19. Current securities

At March 31, 2006 Current securities include short-term or marketable securities which represent temporary investments which are readily convertible into cash, but which do not satisfy the requirements for being classified as cash equivalents. During the first quarter of 2006 this item decreased by 97 million euros, as a consequence of a changed mix in the temporary investment of funds.

20. Other financial assets and Other financial liabilities

These items include, respectively, the positive and the negative measurement at fair value of derivative financial instruments at March 31, 2006.

In particular, the overall change in other financial assets (from 454 million euros at December 31, 2005 to 459 million euros at March 31, 2006), and the decrease in other financial liabilities (from 189 million euros at December 31, 2005 to 140 million euros at March 31, 2006), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

21. Cash and cash equivalents

Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At March 31, 2006, this item includes approximately 1,062 million euros (706 million euros at December 31, 2005) of cash whose use is restricted to the repayment of the debt related to securitisations mainly classified in the item Asset-backed financing.

During the first quarter of 2006 this item increased by 1,949 million euros, mostly as the result of the bonds issued in the quarter for 1.4 billion euros (see Note 25) and funds generated by operations.

22. Assets and liabilities held for sale

Assets and liabilities held for sale include the carrying amount of the assets and liabilities for respectively 20 million euros and 36 million euros of a minor subsidiary of the Metallurgical Products Sector, whose sale is at the closing stages. Assets held for sale include additionally an amount of 32 million euros representing certain buildings and industrial factories owned by CNH and no longer in use, as a consequence of the restructuring process that took place in previous years following the acquisition of the Case group.

In addition to the buildings and industrial factories referred to above, the item Assets and liabilities held for sale at December 31, 2005 also includes the carrying amount of the assets and liabilities of the subsidiary Atlanet S.p.A. for respectively 119 million euros and 110 million euros; an agreement with the British Telecom group was signed for the sale of this subsidiary in the fourth quarter of 2005, at the time subject to the approval of the antitrust authorities but which was subsequently obtained in February 2006.

23. Stockholders' equity

Stockholders’ equity has increased by 117 million euros over that at December 31, 2005, due to the net income for the period of 151 million euros and foreign exchange losses from the translation into euros of the financial statements of subsidiaries denominated in other currencies of 112 million euros.

Capital stock, fully paid-in, amounts to 6,377 million euros at March 31, 2006 and consists of 1,275,451,426 shares as follows:

▪ 1,092,246,316 ordinary shares;
▪ 103,292,310 preference shares;
▪ 79,912,800 savings shares;

all with a par value of 5 euros each.

For more complete information on the capital stock of Fiat S.p.A., reference should be made to Note 25 of the Consolidated Financial Statements at December 31, 2005.

24. Provisions

(in millions of euros)	At March 31, 2006		At December 31, 2005		Change
Employee benefits		3,827		3,919	(92)
Other provisions:
Warranty provision	1,133		1,046		87
Restructuring provision	476		519		(43)
Investment provision	64		71		(7)
Other risks	3,138		3,143		(5)
Total Other provisions		4,811		4,779	32
Total Provisions		8,638		8,698	(60)

Provisions for Employee benefits include provisions for both pension plans and other post employment benefits. The decrease of 92 million includes a foreign exchange loss of 36 million euros arising from changes in the exchange rate between the US dollar and the euro.

Reserves for risks and charges and other reserves amount to 3,138 million euros March 31, 2006 (3,143 million euros at December 31, 2005) and include provisions for contractual, commercial and legal risks.

25. Debt

(in millions of euros)	At March 31, 2006		At December 31, 2005		Change
Asset-backed financing		10,635		10,729	(94)
Other debt:
Bonds	8,925		7,634		1,291
Borrowings from banks	5,056		5,043		13
Loans for banking activities	1,179		1,255		(76)
Other	1,158		1,100		58
Total Other debt		16,318		15,032	1,286
Total Debt		26,953		25,761	1,192

The increase in the item Bonds in the quarter is the consequence of the following issues of securities:

▪	a Fiat Finance & Trade S.A. bond having a nominal value of 1 billion euros, issued at par, bearing fixed interest at 6.625% and repayable on February 15, 2013;

▪	a Case New Holland Inc. bond having a nominal value of 500 million dollars (413 million euros), issued at par, bearing annual interest at 7.125% and repayable in 2014.

The principal bond issues outstanding at March 31, 2006 are as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount (in millions of euros)
Euro Medium Term Notes:
Fiat Finance & Trade (1)	EUR	1,673	5.75%	May 25, 2006	1,673
Fiat Finance Canada	EUR	100	5.80%	July 21, 2006	100
Fiat Finance & Trade (1)	EUR	500	5.50%	December 13, 2006	500
Fiat Finance & Trade (1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Others (3)					331
Total Euro Medium Term Notes					5,521
Convertible bonds:
Fiat Fin. Luxembourg (4)	USD	17	3.25%	January 9, 2007	14
Total Convertible bonds					14
Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	104
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	413
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	868
Fiat Finance & Trade (5)	EUR	1,000	6.625%	February 15, 2013	1,000
Case New Holland Inc.	USD	500	7.125%	March 1, 2014	413
CNH America LLC	USD	254	7.25%	January 15, 2016	210
Others (3)					26
Total Other bonds					3,034
Fair value adjustment and amortized cost valuation					356
Total Bonds					8,925
(1)
Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)
“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4)	Bonds convertible into General Motors Corporation common stock.
(5)	Bond listed on the Irish Stock Exchange.

Further information about these bonds is included in Note 28 to the Consolidated Financial Statements at December 31, 2005. The prospectuses, the offering circulars or their abstracts relating to the aforementioned principal bond issues are available on the Group’s website at www.fiatgroup.com under “Investor Relations - Financial Reports”.

The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources.

At March 31, 2006, the Fiat Group also had unused committed credit lines of approximately 1 billion euros.

In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Finally, financial payables secured with mortgages and other liens on assets of the Group amount to 662 million euros at March 31, 2006 (710 million euros at December 31, 2005); this amount includes balances of 139 million euros (145 million euros at December 31, 2005) due to creditors for assets acquired under finance leases.

26. Trade payables

Trade payables of 12,421 million euros at March 31, 2006 increased by 644 million euros from the amount at December 31, 2005. This change is mainly due to the increase in manufacturing activities in Fiat Auto as a result of its positive sales performance and the seasonal increase in CNH and Trucks and Commercial Vehicles Sectors.

27. Other payables

Other payables include 2,242 million euros of amounts payable to customers related to buy-back agreements (2,171 million euros at December 31, 2005).

28. Accrued expenses and deferred income

The item Accrued liabilities and deferred income includes public investment grants recognised as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following year.

29. Guarantees granted, commitments and contingent liabilities

Guarantees granted

At March 31, 2006, the Group has provided guarantees on the debt or commitments of third parties or associated entities totalling 964 million euros (1,198 million euros at December 31, 2005). An amount of 171 million euros of the decrease of 234 million euros is due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued which are now falling due.

Other commitments and important contractual rights

The Fiat Group has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 32 of the Consolidated Financial Statements at December 31, 2005, to which reference should be made, insofar as no changes occurred in the first quarter of 2006. In particular, these involve commitments and rights regarding:

▪	relations with Synesis Finanziaria for the investment in Fidis Retail Italia;
▪	relations with Mediobanca deriving from the sale of 34% of the capital stock of Ferrari S.p.A. in 2002;
▪	relations of Teksid with the partner Norsk Hydro concerning the subsidiary Meridian Technologies;
▪	relations of Fiat with Renault concerning the subsidiary Teksid.

Lawsuits and controversies

The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Sales of receivables

The Group has discounted receivables and bills without recourse having due dates beyond March 31, 2006 amounting to 2,367 million euros (2,463 million euros at December 31, 2005, with due dates beyond that date), which refer to trade receivables and other receivables for 1,846 million euros (2,007 million euros at December 31, 2005) and receivables from financing for 521 million euros (456 million euros at December 31, 2005).

30. Other information

Income statement by business sector

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
1st Quarter 2006
Total net revenues	5,718	317	121	2,652	2,071	1,578	1,196	260	306	138	94	(1,895)	12,556
Net revenues intersegment (*)	(56)	(16)	(2)	-	(39)	(1,165)	(483)	(61)	(58)	(92)	(1)	1,973	-
Net revenues from third parties	5,662	301	119	2,652	2,032	413	713	199	248	46	93	78	12,556
Trading profit	57	11	(19)	137	70	34	42	12	(6)	4	-	(19)	323
Unusual income (expenses)	-	-	-	(3)	2	-	-	(1)	-	-	1	1	-
Operating result	57	11	(19)	134	72	34	42	11	(6)	4	1	(18)	323
Financial income (expenses)													(135)
Result from equity investments													44
Result before taxes													232
Income taxes													81
Result from continuing operations													151

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
1st Quarter 2005
Total net revenues	4,623	249	129	2,333	1,972	653	966	237	316	171	93	(987)	10,755
Net revenues intersegment (*)	(61)	(21)	-	(25)	(16)	(462)	(310)	(31)	(39)	(90)	(1)	1,056	-
Net revenues from third parties	4,562	228	129	2,308	1,956	191	656	206	277	81	92	69	10,755
Trading profit	(129)	(8)	(29)	124	48	17	33	5	(9)	2	5	(12)	47
Unusual income (expenses)	(14)	-	-	(3)	(3)	-	(3)	-	(2)	(1)	(1)	709	682
Operating result	(143)	(8)	(29)	121	45	17	30	5	(11)	1	4	697	729
Financial income (expenses)													(199)
Result from equity investments													31
Result before taxes													561
Income taxes													268
Result from continuing operations													293

(*)
Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney